EXHIBIT 99.1

Rubico Announces Record Date of Monday, September 28 and Ex-Dividend Date of Tuesday, October 6 for Previously-Announced 0.50 Common Shares Per Common Share Stock Dividend

ATHENS, Greece, Sept. 25, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (“Rubico,” or the “Company”), a global provider of shipping transportation services specializing in the ownership of vessels, announces that, in relation to the previously announced stock dividend of 0.50 common shares for each common share outstanding (the “Stock Dividend”), the Nasdaq Capital Market (“Nasdaq”) has determined that the ex-dividend date will be October 6, 2026. The Stock Dividend will be distributed on or about October 5, 2026 (the “Distribution Date”) to shareholders of record as of the close of business on September 28, 2026. No fractional shares will be issued in connection with the Stock Dividend; any fractional shares resulting from the Stock Dividend will be paid in cash based on the closing price of the Company’s common shares on Nasdaq on September 28, 2026.

As a result of “due bill” trading procedures expected to be established by Nasdaq, Rubico common shares are expected to trade with due bills from September 28, 2026 through and including the Distribution Date. Accordingly, holders of Rubico common shares as of September 28, 2026 will need to hold such shares through and including the Distribution Date in order to receive the Stock Dividend.

This would mean that holders who purchase Rubico common shares during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the Stock Dividend with respect to those shares. Conversely, sellers who sell Rubico common shares during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the Stock Dividend with respect to those shares.

Due bills obligate a seller of securities to deliver the distribution payable on such securities to the buyer. The due bill obligations are customarily settled between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Rubico’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due bill procedures.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns two 47,499 dwt MR tanker newbuildings scheduled for delivery in the third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire a shipowning company that owns one high-specification 47,499 dwt MR tanker newbuilding scheduled for delivery in the second quarter of 2029, with closing of this share purchase agreement to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the distribution of the Stock Dividend, the payment of cash in lieu of fractional shares and Nasdaq trading procedures.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.